Mail Stop 4561

October 31, 2007

William W. Smith, Jr.
Chairman of the Board, President
    and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viego, California 92656
(949) 362-5800

> **Re:** **Smith Micro Software, Inc. (File No. 000-26536)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**

Dear Mr. Smith,

We have reviewed the above referenced filings and your response letters dated September 14, 2007 and October 11, 2007 and have the following comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Cash Flows, page F-7

1.   Your response to prior comment 1 explains why you believe that none of the qualitative factors of SAB 99 have been met. These factors are an illustrative list of qualitative considerations that may cause a quantitatively small error to be material. As such, the absence of those qualitative considerations does not provide sufficient support for your view that this quantitatively large error is not material. Based on the information provided, we believe you should revise your financial statements in light of the fact that the misstatement is quantitatively material to the subtotal captions within your Consolidated Statements of Cash Flows.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief